PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated as of February 10, 2011	Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectuses
each dated February 7, 2011
Registration Statement No. 333-171827
MOLYCORP, INC.
Concurrent Offerings of
13,500,000 Shares of Common Stock, par value $0.001 per Share
(the “Common Stock Offering”)
and
1,800,000 Shares of 5.50% Series A Mandatory Convertible Preferred Stock
(the “Mandatory Convertible Preferred Stock Offering”)
The information in this pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) the preliminary prospectus dated February 7, 2011 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus”) and (ii) the preliminary prospectus dated February 7, 2011 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Preliminary Prospectus,” each of the Common Stock Preliminary Prospectus and the Mandatory Convertible Preferred Preliminary Prospectus, a “Preliminary Prospectus”) included in Pre-effective Amendment No. 1 to Registration Statement on Form S-1 (No. 333-171827), and supersedes the information in the applicable Preliminary Prospectus to the extent inconsistent with the information in such Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the applicable Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the applicable Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars. The closing of the Mandatory Convertible Preferred Stock Offering is not conditioned upon the closing of the Common Stock Offering, and the closing of the Common Stock Offering is not conditioned upon the closing of the Mandatory Convertible Preferred Stock Offering.

Issuer:	Molycorp, Inc., a Delaware corporation

Trade date:	February 11, 2011

Expected settlement date:	February 16, 2011
Common Stock Offering

Symbol / Exchange:	MCP / NYSE

Shares offered by the Selling Stockholders:	13,500,000 shares of common stock, par value $0.001 per share

Option for underwriters to purchase additional shares from the Selling Stockholders:	Up to 2,025,000 shares of common stock to cover over-allotments, if any

Public offering price:	$50.00 per share / $675 million total, subject to the underwriters’ over-allotment option to purchase additional shares

Underwriting discount:	$2.15 per share

Proceeds, before expenses, to the Selling Stockholders:	$47.85 per share

CUSIP:	608753109

Underwriters:	J.P. Morgan Securities LLC

Morgan Stanley & Co. Incorporated
CIBC World Markets Corp.
Dahlman Rose & Company, LLC
BMO Capital Markets Corp.
Knight Capital Americas, L.P.
Stifel, Nicolaus & Company, Incorporated
Piper Jaffray & Co.
RBS Securities Inc.
Mandatory Convertible Preferred Stock Offering

Title of securities:	5.50% Series A Mandatory Convertible Preferred Stock, $0.001 par value, which is referred to in this term sheet as the “mandatory convertible preferred stock.”

Shares offered:	1,800,000 shares of mandatory convertible preferred stock

Option for underwriters to purchase additional shares of mandatory convertible preferred stock:	Up to 270,000 shares of mandatory convertible preferred stock to cover over-allotments, if any

Liquidation preference:	$100.00 per share

Public offering price:	$100.00 per share of mandatory convertible preferred stock

Dividends:	5.50% of the liquidation preference of $100.00 per share of the mandatory convertible preferred stock per year (equivalent to $5.50 per annum per share), if declared by the Issuer’s board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of shares of the Issuer’s common stock or any combination of cash and the Issuer’s common stock, as determined by the Issuer in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $1.604 per share. Each subsequent dividend for a full dividend period is expected to be $1.375 per share.

If the Issuer elects to make any such payment of a declared dividend, or any portion thereof, in shares of the Issuer’s common stock, such shares shall be valued for such purpose at the average VWAP per share (as defined in the Mandatory Convertible Preferred Preliminary Prospectus), of the Issuer’s common stock over the five consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “five-day average price”), multiplied by 97%. Notwithstanding the foregoing, in no event will the number of shares of the Issuer’s common stock delivered in connection with any declared dividend exceed a number equal to the total dividend payment divided by $17.50, subject to adjustment as described in the Mandatory Convertible Preferred Preliminary Prospectus (as adjusted, the “floor price”). To the extent that the amount of the declared dividend exceeds the product of the number of shares of common stock delivered in connection with such declared dividend and 97% of the five-day average price, the Issuer will, if it is legally able to do so, notwithstanding any notice by the Issuer to the contrary, pay such excess amount in cash.

Dividend record dates:	The February 15, May 15, August 15 and November 15 immediately preceding the respective dividend payment date.

Dividend payment dates:	March 1, June 1, September 1 and December 1 of each year, commencing on June 1, 2011 and to, and including, the mandatory conversion date.

Dividend period:	A full dividend period is the period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period will commence on and include the initial issue date of the mandatory convertible preferred stock and will end on, and exclude, the June 1, 2011 dividend payment date.

Initial price:	$50.00, which equals the price at which the selling stockholders initially offered the Issuer’s common stock to the public in the concurrent offering of the Issuer’s common stock.

Threshold appreciation price:	$60.00, which represents an appreciation of 20% over the initial price.

Mandatory conversion date:	March 1, 2014

Conversion rate:	Upon conversion on the mandatory conversion date, the conversion rate for each share of the mandatory convertible preferred stock will be not more than 2.0000 shares of common stock (the “maximum conversion rate”) and not less than 1.6667 shares of common stock (the “minimum conversion rate”), depending on the applicable market value (as defined in the Mandatory Convertible Preferred Preliminary Prospectus) of the Issuer’s common stock, as described below and subject to certain anti-dilution and other adjustments that are described in the Mandatory Convertible Preferred Preliminary Prospectus.

The following table illustrates the conversion rate per share of the mandatory convertible preferred stock, subject to certain anti-dilution and other adjustments that are described in the Mandatory Convertible Preferred Preliminary Prospectus.

Conversion rate (number of shares of
common stock issuable upon
conversion of each share of mandatory
Applicable Market Value of	convertible preferred stock on the
the Issuer’s common stock	mandatory conversion date)
Greater than $60.00	1.6667 shares

Equal to or less than $60.00 but greater than or equal to $50.00	Between 1.6667 and 2.0000 shares, determined by dividing $100.00 by the applicable market value

Less than $50.00	2.0000 shares

Conversion at the option of the holder:	Other than during a fundamental change conversion period (as defined in the Mandatory Convertible Preferred Preliminary Prospectus), at any time prior to the mandatory conversion date, holders may elect to convert their shares of mandatory convertible preferred stock in whole or in part at the minimum conversion rate of 1.6667 shares of common stock per share of mandatory convertible preferred stock. This minimum conversion rate is subject to certain anti-dilution and other adjustments.

If, as of the effective date of any early conversion (the “early conversion date”), the Issuer has not declared all or any portion of the accumulated and unpaid dividends for all full dividend periods ending on a dividend payment date prior to such early conversion date, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to such amount of accumulated and unpaid dividends that have not been declared for such full dividend periods (the “early conversion additional conversion amount”), divided by the greater of the floor price and the average VWAP per share of the Issuer’s common stock over the 20 consecutive trading day period ending on, and including, the third trading day immediately preceding the early conversion date (the “early conversion average price”). To the extent that the early conversion additional conversion amount exceeds the product of the number of additional shares and the early conversion average price, the Issuer will not have any obligation to pay the shortfall in cash.

Conversion at the option of the holder upon a fundamental change; fundamental change dividend make-whole amount:	If the Issuer is the subject of specified fundamental changes on or prior to the mandatory conversion date, holders of the mandatory convertible preferred stock will have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, into shares of common stock at the “fundamental change conversion rate” during the period beginning on the effective date of such fundamental change and ending on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the effective date of the transaction and the price paid (or deemed paid) per share of the Issuer’s common stock in such fundamental change (see table below). Holders who convert shares of the mandatory convertible preferred stock within that timeframe will also receive:
(1) a fundamental change dividend make-whole amount equal to the present value (calculated using a discount rate of 5.50% per annum) of all dividend payments on such shares (excluding any accumulated and unpaid dividends for any dividend period prior to the effective date of the fundamental change, including for the dividend period, if any, from the dividend payment date immediately preceding the effective date to but excluding the effective date (collectively, the “accumulated dividend amount”)) for all the remaining full dividend periods and for the partial dividend period from and including the effective date to but excluding the next dividend payment date (the “fundamental change dividend make-whole amount”); and (2) to the extent that there is any accumulated dividend amount, the accumulated dividend amount, in the case of clauses (1) and (2), subject to the Issuer’s right to deliver shares of the Issuer’s common stock in lieu of all or part of such amounts as described in the Mandatory Convertible Preferred Preliminary Prospectus; provided that if the effective date or the conversion date falls after the record date for a declared dividend and prior to the next dividend payment date, such dividend will be paid on such dividend payment date to the holders as of such record date, and will not be included in the accumulated dividend amount, and the fundamental change dividend make-whole amount will not include the present value of the payment of such dividend.

Underwriting discounts and commissions:	$3.30 per share

Proceeds, before expenses, to the Issuer:	$96.70 per share

Fundamental change conversion rate:	The fundamental change conversion rate will be determined by reference to the table below and is based on the effective date of the transaction and the price (the “stock price”) paid (or deemed paid) per share of the Issuer’s common stock in such transaction. If the holders of the Issuer’s common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average VWAP per share of the Issuer’s common stock over the five consecutive trading day period ending on, and including, the trading day preceding the effective date.

	Stock Price on Effective Date
Effective date	$5.00	$10.00	$20.00	$30.00	$40.00	$50.00	$60.00	$75.00	$85.00	$100.00	$125.00	$150.00	$200.00	$250.00	$300.00
February 16, 2011	1.7215	1.8571	1.8630	1.8032	1.7453	1.7063	1.6825	1.6645	1.6591	1.6561	1.6563	1.6581	1.6613	1.6632	1.6642
March 1, 2012	1.8561	1.9368	1.9345	1.8704	1.7985	1.7432	1.7071	1.6786	1.6697	1.6638	1.6619	1.6626	1.6642	1.6650	1.6655
March 1, 2013	1.9448	1.9724	1.9817	1.9477	1.8711	1.7906	1.7322	1.6870	1.6745	1.6673	1.6652	1.6653	1.6658	1.6660	1.6662
March 1, 2014	2.0000	2.0000	2.0000	2.0000	2.0000	2.0000	1.6667	1.6667	1.6667	1.6667	1.6667	1.6667	1.6667	1.6667	1.6667
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts or the two dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $300.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Preliminary Prospectus), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the stock price is less than $5.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Preliminary Prospectus), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

Reservation of shares:	The following paragraph replaces the paragraph in the section entitled “Reservation of Shares” in the Mandatory Convertible Preferred Preliminary Prospectus:

The Issuer will at all times reserve and keep available out of the authorized and unissued common stock or shares of common stock held in treasury by the Issuer, solely for issuance upon the conversion of the mandatory convertible preferred stock, a number of shares of common stock equal to the product of the maximum conversion rate then in effect and the number of shares of mandatory convertible preferred stock then outstanding.

Joint book-running managers:	J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated

CUSIP/ISIN:	608753 208/US6087532080

Listing:	The Issuer has applied to list the mandatory convertible preferred stock on the New York Stock Exchange under the symbol “MCP PrA.”
This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.
The Issuer has filed a registration statement (including a prospectus relating to each offering) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus relating to each offering in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus relating to each offering by contacting:
•	J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone 1-866-803-9204.

•	Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone 1-866-718-1649, or by sending email to prospectus@morganstanley.com.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.